Exhibit 3.1

AMENDMENT OF THE AMENDED AND RESTATED BYLAWS OF

BNC BANCORP

The Amended and Restated Bylaws (the “Bylaws”) of BNC Bancorp (the “Corporation”) are hereby amended as follows:

1. Section 6 of Article VIII is added to the Bylaws:

Section 6. Exclusive Forum for Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or agent of the corporation to the corporation or the corporation’s shareholders, including a claim alleging the aiding and abetting of any such breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to any provisions of the North Carolina Business Corporation Act, the Articles of Incorporation or these Bylaws (as each may be amended from time to time), (iv) any action asserting a claim against the corporation or any current or former director, officer or other employee or agent of the corporation governed by the internal affairs doctrine, or (v) any other action asserting a claim against the corporation or any current or former director, officer or other employee or agent of the corporation that relates to the “internal affairs” of the corporation for purposes of Section 55-7-50 of the North Carolina Business Corporation Act (collectively, the “Actions”) shall be the state courts of North Carolina in and for Guilford County, North Carolina and shall be designated by the party filing the action as a “mandatory complex business case” pursuant to Section 7A-45.4 of the North Carolina General Statutes and subject to designation or assignment to the North Carolina Business Court (or, if no state court located within the State of North Carolina has jurisdiction, the United States District Court for the Middle District of North Carolina).

If any Action is filed in a court other than in accordance with this Section 6 of Article VIII (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of North Carolina in connection with any action brought in any such court to enforce this Section 6 of Article VIII (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 6 of Article VIII.

Approved by the Board of Directors on January 22, 2017, and effective as of this 22nd day of January, 2017.

/s/ Drema Michael
Drema Michael
Senior Vice President and Assistant Secretary